AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

02042557

June 27, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 9 2002 WASH, D.C. 154 SECTION

Dear Sirs,

Please find enclosed a copy of the 2002 First Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

7/15

82-4624

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - FIRST QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.6 MILLION AND CASH FLOW OF US$13.2 MILLION IN THE FIRST QUARTER OF 2002

Highlights for the Quarter

Aur Resources continued its record of solid performance in the first quarter of 2002. Copper production was a record 59.6 million pounds in the first quarter of 2002 and Aur's Louvicourt, Andacollo and Quebrada Blanca mines had cash operating costs averaging $0.48 per pound of copper sold. A $9.3 million prepayment of bank debt in February reduced the balance outstanding to $146.7 million. The acquisition of the Duck Pond copper-zinc-silver-gold deposit in central Newfoundland was completed. Aur is a US dollar reporter.

Financial Highlights

Revenues were $46.6 million in the first quarter of 2002 compared to $50.6 million for the same period in 2001. Net earnings were $2.6 million, equal to $0.03 per share for the quarter, compared to $1.0 million or $0.01 per share for the same quarter last year. Cash flow from operating activities, before net change in non-cash working capital items, was $13.2 million, equal to $0.15 per share, compared to $11.5 million or $0.13 per share in the first quarter of 2001. Aur's cash position at March 31, 2002 was $67.4 million and working capital increased $6.0 million from December 31, 2001 to $87.3 million.

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $3.3 million of revenue for the Company in the first quarter and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.71 per pound. In 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $2.7 million and assisted Aur in realizing an average of $0.86 per pound of copper sold, compared to the LME average price for the quarter of $0.84 per pound.

A mandatory principal prepayment of $9.3 million of Aur's bank debt was made on February 15, 2002 from excess cash flows generated from July 1 to December 31, 2001, reducing the debt balance to $146.7 million from the $156.0 million balance at December 31, 2001.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2002 was 59.6 million pounds of copper, 3.1 million pounds of zinc, 57,000 ounces of silver and 2,400 ounces of gold, compared to 59.0 million pounds of copper, 3.8 million pounds of zinc, 64,000 ounces of silver and 2,300 ounces of gold in the first quarter of 2001. Minesite revenues were $43.3 million and mine cash operating costs were $29.5 million in the first quarter of 2002, compared to $47.9 million and $32.4 million, respectively, for the same period in 2001. Operating revenues were lower than in 2001 due to lower metal prices somewhat offset by higher production and sales. Operating revenues were also below budget due to a

RESOURCES INC.

combination of 3.1 million less pounds of copper produced, an increase in cathode inventory of 1.5 million pounds and low copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.54 in the first quarter of 2001. Cash flow from mining and related activities, before net change in non-cash working capital items and investments in capital assets at the minesites, was $17.1 million in the first quarter of 2002, compared to $18.0 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 26.4 million pounds of copper and 10.2 million pounds of zinc from 364,953 tonnes of ore milled during the first quarter of 2002. Mill throughput was 8,300 tonnes lower, copper production was 0.4 million pounds higher and zinc production was 2.5 million pounds lower than in the first quarter of last year. Copper and zinc production were 2.7 million and 4.2 million pounds, respectively, lower than budgeted for the first quarter, principally due to lower head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $7.9 million in the first quarter of 2002, compared to $8.9 million in 2001. The lower revenue was principally due to lower realized metal prices. Cash operating costs for the quarter, net of by-product credits, were $0.01 higher than budgeted at $0.49 per pound of copper sold due to lower than budgeted by-product credits and copper production. Mine site operating costs were slightly under budget at $28.15 per tonne milled, compared to $28.14 per tonne milled in 2001. There were no capital expenditures in the quarter this year, compared to $0.1 million last year.

The Louvicourt Mine continued its solid performance in the first quarter of 2002 and is expected to achieve its budgeted production and cost targets for the entire year. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 12.7 million pounds of high quality cathode copper during the first quarter of 2002, 1.9 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1, all of which were better than budgeted. The Andacollo Mine produced 11.5 million pounds of high quality cathode copper during the first quarter of 2001. A total of 3.6 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in the first quarter of 2001.

Andacollo's revenues of $8.1 million, generated from the sale of 11.3 million pounds of copper in the first quarter of 2002, were lower than the revenues of $9.5 million in 2001 as a result of lower copper prices. Cash operating costs were $5.6 million, $1.0 million lower than budget, and $0.2 million lower than the $5.8 million in 2001. The lower cash operating costs in the first quarter of 2002 resulted in cash operating costs of $0.49 per pound of copper sold, compared to $0.51 for the same period in 2001. The lower costs were due to cost savings in most areas of the operation combined with increased copper sales. Capital expenditures were $0.7 million in the first quarter, primarily for major overhauls of mining trucks, compared to $0.9 million in 2001.

The Andacollo Mine is recognized as one of the highest quality cathode copper producers in the world and this high standard of operating performance is expected to continue. Andacollo is expected to meet its budgeted production and cost targets for 2002.

Aur RESOURCES INC.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 38.9 million pounds of 100% LME Grade A cathode copper in the first quarter of 2002, approximately 4.2 million pounds lower than budgeted, compared to 39.7 million pounds in 2001. The lower production was due to lower leaching rates of a temporary nature which resulted in an 8.5 million pound build up of in-process inventories in the quarter. Copper production for 2002 of 172.9 million pounds is still expected to be achieved. A total of 7.7 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 1.9:1 in the first quarter of 2002, compared to 7.0 million tonnes of rock, of which 1.6 million tonnes was ore, and a strip ratio of 3.3:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.3 million pounds of copper, were $27.3 million in the first quarter of 2002, approximately $5.5 million below budget, due principally to lower realized copper prices and the production and sale of less copper than budgeted. Operating revenues of $29.6 million in the first quarter of 2001 were $2.3 million higher than in 2002 due to higher copper prices and higher production and sales of cathode copper in 2001. Cash operating costs were $18.1 million, $2.0 million under budget due to cost savings in all areas of the operations, but were $0.01 higher than budget at $0.47 per pound of copper sold as a result of lower than budgeted copper production and sales. Cathode inventory increased 0.7 million pounds from year-end. The cash operating costs per pound of copper produced and sold in the first quarter of 2001 were $0.51 and $0.56, respectively. Cash flow from operating activities before net change in non-cash working capital items was $9.5 million in the first quarter of 2002 compared to $9.4 million in 2001; however, primarily due to the planned reduction in Quebrada Blanca's cathode copper sales receivables accomplished in the first quarter of 2001, the net change in non-cash working capital items in 2002 was $12.7 million lower than in 2001.

Capital expenditures were $2.4 million, compared to the budget of $4.3 million for the first quarter of 2002 and actual expenditures of $1.0 million in 2001. Capital expenditures this year have been incurred principally on the dump leach project, the power grid project and major equipment overhauls. The dump leach and power grid connection work is slightly behind schedule; however, these projects are expected to be completed on schedule and on budget for 2002.

Other Financial Information

Exploration expenses were $1.2 million in the first quarter of 2002, compared to $2.0 million in 2001. For the 2002 year, exploration expenditures are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.2 million in the first quarter of 2002, compared to $1.5 million in 2001.

Depreciation and amortization expenses were as budgeted at $10.0 million in the first quarter of 2002, compared to $9.7 million in 2001.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Interest expense on Aur's bank debt was $0.5 million less than budget at $1.4 million in the first quarter of 2002, compared to $3.8 million in 2001. The principal reason for the lower interest expense was significantly lower interest rates combined with a $23.3 million reduction in the principal balance outstanding by comparison to the first quarter of 2001. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $6.8 million in the first quarter of 2002, of which $2.4 million was expended at Quebrada Blanca and $3.7 million was spent on the Duck Pond acquisition, compared to $2.0 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million, of which $25.4 million will be incurred at Quebrada Blanca. The capital investment program at Quebrada Blanca, started in 2001 and designed to increase production from the current rate of 75,000 tonnes per year to 80,000 tonnes per year of LME Grade A cathode copper and to reduce steady state cash operating costs to below $0.50 per pound of copper produced, is proceeding and is expected to be completed by the end of 2002.

For the balance of 2002, Aur has sold forward and holds matching call options for 79.5 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 79.5 million pounds of remaining copper production in 2002.

Conversion of Class B Shares

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to the Corporation's articles to convert the Class B shares of the Corporation into common shares of the Corporation. This resulted in the issuance of 1,300,000 common shares bringing the total number of common shares issued and outstanding to 92,061,949 shares. The common shares now constitute the only class of issued shares of the Corporation.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

April 26, 2002

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	364,953	962,087	1,866,480	n/a
Grade				
Copper (%)	3.39	0.81	1.65	n/a
Soluble copper (%)	n/a	0.70	1.51	n/a
Zinc (%)	1.53	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (pounds)				
Produced	7,911,000	12,727,000	38,942,000	59,580,000
Sold	7,911,000	11,260,000	38,289,000	57,460,000
Less: minority interests	-	(3,378,000)	(3,829,000)	(7,207,000)
Net to Aur	7,911,000	7,882,000	34,460,000	50,253,000
Inventory	-	1,744,000	2,524,000	4,268,000
Other metals produced and sold				
Zinc (pounds)	3,058,000	-	-	3,058,000
Gold (ounces)	2,400	-	-	2,400
Silver (ounces)	57,000	-	-	57,000
Cost per pound of copper sold	0.49	0.49	0.47	0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	373,281	912,772	1,589,603	n/a
Grade				
Copper (%)	3.26	0.97	1.51	n/a
Soluble copper (%)	n/a	0.80	1.33	n/a
Zinc (%)	1.80	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.83	-	-	n/a
Copper (pounds)				
Produced	7,798,000	11,464,000	39,718,000	58,980,000
Sold	7,798,000	11,341,000	36,504,000	55,643,000
Less: minority interests	-	(3,402,000)	(3,650,000)	(7,052,000)
Net to Aur	7,798,000	7,939,000	32,854,000	48,591,000
Inventory	-	778,000	9,273,000	10,051,000
Other metals produced and sold				
Zinc (pounds)	3,817,000	-	-	3,817,000
Gold (ounces)	2,300	-	-	2,300
Silver (ounces)	64,000	-	-	64,000
Cost per pound of copper sold	$0.48	$0.51	$0.56	$0.54

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	**Three months ended March 31** **2002**	 2001
	$	$
Operating revenues		
Mining	**43,282**	47,903
Hedging	**3,284**	2,685
	46,566	50,588
Expenses		
Mining	**29,511**	32,375
Exploration	**1,163**	1,992
Administration	**1,163**	1,453
Depreciation and amortization	**9,956**	9,700
Acquisition credit facility interest	**1,426**	3,750
Other (note 6)	**158**	(60)
	43,377	49,210
Earnings before taxes and minority interests	**3,189**	1,378
Income and resource taxes	**(291)**	344
Earnings before minority interests	**2,898**	1,722
Minority interests	**(259)**	(681)
Net earnings for the period	**2,639**	1,041
Basic earnings per share (note 5(b))	**0.03**	0.01
Diluted earnings per share (note (5(b))	**0.02**	0.01

Consolidated Statements of Retained Earnings (Deficit) (in thousands of United States dollars) (Unaudited)	**Three months ended March 31** **2002**	 2001
	$	$
Retained earnings (deficit) – beginning of period, as originally stated	**22,974**	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	**-**	3,457
Retained earnings (deficit) – beginning of period, as restated	**22,974**	(14,523)
Net earnings for the period	**2,639**	1,041
Accretion of equity portion of convertible debt	**(442)**	(477)
Retained earnings (deficit) – end of period (note 5 (c))	**25,171**	(13,959)

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2002	 December 31 2001
	(Unaudited)	
	$	$
Assets		
Current		
Cash	**67,351**	73,791
Receivables	**10,809**	11,898
Inventories and prepaid expenses (note 2)	**57,481**	56,780
	135,641	142,469
Capital assets	**317,011**	320,385
Net future income and resource taxes	**5,161**	5,161
Other	**3,483**	3,659
	461,296	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,008**	24,570
Current portion of acquisition credit facility (note 3)	**24,640**	33,921
Current portion of obligation under capital lease	**2,651**	2,651
	48,299	61,142
Acquisition credit facility (note 3)	**122,029**	122,029
Liability portion of convertible debt	**4,125**	4,567
Obligation under capital lease	**6,615**	6,744
Obligation on properties purchased	**4,457**	4,457
Mine closure and site restoration	**8,787**	8,349
Minority interests	**31,055**	30,796
	177,068	176,942
	225,367	238,084
Shareholders' equity		
Share capital (note 5)	**173,698**	173,687
Equity portion of convertible debt	**30,874**	30,433
Cumulative translation adjustment	**6,186**	6,496
Retained earnings (deficit) (note 5(c))	**25,171**	22,974
	235,929	233,590
	461,296	471,674

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	**Three months ended March 31** **2002**	 2001
	$	$
Operating activities		
Net earnings for the period	**2,639**	1,041
Non-cash items -		
Depreciation and amortization	**9,956**	9,700
Future income and resource taxes	**-**	(413)
Mine closure and site restoration	**437**	7
(Gain) loss on sale of marketable securities	**(114)**	131
Loss on disposal of capital assets	**-**	2
Foreign exchange	**18**	388
Minority interests	**259**	681
	13,195	11,537
Net change in non-cash working capital items (note 7)	**(3,634)**	8,246
	9,561	19,783
Financing activities		
Principal repayment of acquisition credit facility	**(9,281)**	-
Common shares issued	**11**	-
Accretion of equity element of convertible debt	**(442)**	(477)
Foreign exchange and other	**(49)**	388
	(9,761)	(89)
Investing activities		
Capital asset acquisitions	**(3,031)**	(2,023)
Mineral property acquisition	**(3,762)**	-
Proceeds on sale of marketable securities	**571**	141
	(6,222)	(1,882)
Foreign exchange on cash held in foreign currency	**(18)**	(388)
Increase (decrease) in cash for the period	**(6,440)**	17,424
Cash – beginning of period	**73,791**	28,938
Cash – end of period	**67,351**	46,362

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not effect net earnings or earnings per share for the three-month period ended March 31, 2001.

2. Inventories and prepaid expenses

	March 31 2002	December 31 2001
	$	$
Cathode copper	**1,971**	974
In-process inventories	**44,474**	45,691
Mine supplies	**9,021**	9,043
Prepaid expenses	**2,015**	1,072
	57,481	56,780

3. Acquisition credit facility

	March 31 2002	December 31 2001
	$	$
Mandatory principal prepayment – February 15, 2002	-	9,281
Scheduled principal repayment – June 30, 2002	**12,240**	12,240
Scheduled principal repayment – December 31, 2002	**12,400**	12,400
Current portion of acquisition credit facility	**24,640**	33,921
Long-term portion of acquisition credit facility	**122,029**	122,029
	146,669	155,950

A mandatory principal prepayment of $9,281, equal to 40% of excess cash flow (as defined in the credit facility) from July 1 to December 31, 2001, was made on February 15, 2002.

Aur RESOURCES INC.

4. **Segmented information**

(a) **Segmented Statements of Operations for the three months ended March 31**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,875	8,061	27,346	-	43,282
Hedging	-	-	-	3,284	3,284
	7,875	8,061	27,346	3,284	46,566
Expenses					
Mining	5,885	5,553	18,073	-	29,511
Exploration	-	-	-	1,163	1,163
Administration	-	-	-	1,163	1,163
Depreciation and amortization	1,013	2,399	6,418	126	9,956
Acquisition credit facility interest	-	-	-	1,426	1,426
Other	-	183	(27)	2	158
	6,898	8,135	24,464	3,880	43,377
Earnings (loss) before taxes	977	(74)	2,882	(596)	3,189
Income and resource taxes	(717)	(5)	(50)	481	(291)
Earnings (loss)before minority interests	260	(79)	2,832	(115)	2,898
Minority interests	-	24	(283)	-	(259)
Net earnings (loss)	260	(55)	2,549	(115)	2,639

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,857	9,489	29,557	-	47,903
Hedging	-	-	-	2,685	2,685
	8,857	9,489	29,557	2,685	50,588
Expenses					
Mining	6,323	5,803	20,249	-	32,375
Exploration	-	-	-	1,992	1,992
Administration	-	-	-	1,453	1,453
Depreciation and amortization	870	2,304	6,490	36	9,700
Acquisition credit facility interest	-	-	-	3,750	3,750
Other	2	231	(117)	(176)	(60)
	7,195	8,338	26,622	7,055	49,210
Earnings (loss) before taxes	1,662	1,151	2,935	(4,370)	1,378
Income and resource taxes	(567)	(4)	423	492	344
Earnings (loss) before minority interests	1,095	1,147	3,358	(3,878)	1,722
Minority interests	-	(345)	(336)	-	(681)
Net earnings (loss)	1,095	802	3,022	(3,878)	1,041

Aur RESOURCES INC.

(b) Segmented Balance Sheets as at

March 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	247	2,859	28,380	35,865	67,351
Receivables	6,139	461	3,201	1,008	10,809
Inventories and prepaid expenses	725	9,142	47,440	174	57,481
	7,111	12,462	79,021	37,047	135,641
Capital assets	8,403	54,365	249,966	4,277	317,011
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,217	2,266	3,483
	15,514	71,161	327,644	46,977	461,296
Liabilities					
Current					
Accounts payable and accrued liabilities	1,387	2,680	10,367	6,574	21,008
Current portion of acquisition credit facility	-	-	-	24,640	24,640
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,387	4,894	10,804	31,214	48,299
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,125	4,125
Obligation under capital lease	-	5,374	1,241	-	6,615
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	930	1,191	6,125	541	8,787
Minority interests	-	13,590	17,465	-	31,055
	2,317	25,049	35,635	162,366	225,367

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of acquisition credit facility	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

RESOURCES INC.

(c) Segmented Statements of Cash Flow for the three months ended March 31

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	260	(55)	2,549	(115)	2,639
Non-cash items	1,560	2,545	6,926	(475)	10,556
	1,820	2,490	9,475	(590)	13,195
Net change in non-cash working capital items	87	335	(4,238)	182	(3,634)
	1,907	2,825	5,237	(408)	9,561
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(9,281)	(9,281)
Common shares issued	-	-	-	11	11
Accretion of equity portion of convertible debt	-	-	-	(442)	(442)
Foreign exchange and other	-	-	-	(49)	(49)
	-	-	-	(9,761)	(9,761)
Investing activities					
Capital asset acquisitions	-	(652)	(2,350)	(29)	(3,031)
Mineral property acquisitions	-	-	-	(3,762)	(3,762)
Other	-	-	-	571	571
	-	(652)	(2,350)	(3,220)	(6,222)
Foreign exchange on cash held in foreign currency	-	-	-	(18)	(18)
Intercompany/divisional funding (distributions)	(1,991)	161	(842)	2,672	-
Increase (decrease) in cash for the period	(84)	2,334	2,045	(10,735)	(6,440)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	247	2,859	28,380	35,865	67,351

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,095	802	3,022	(3,878)	1,041
Non-cash items	1,340	2,675	6,403	78	10,496
	2,435	3,477	9,425	(3,800)	11,537
Net change in non-cash working capital items	1,140	421	8,508	(1,823)	8,246
	3,575	3,898	17,933	(5,623)	19,783
Financing activities					
Accretion of equity element of convertible debt	- -	-	-	(477)	(477)
Foreign exchange	-	-	-	388	388
	-	-	-	(89)	(89)
Investing activities					
Capital asset acquisitions	(106)	(899)	(1,018)	-	(2,023)
Other	-	-	-	141	141
	(106)	(899)	(1,018)	141	(1,882)
Foreign exchange on cash held in foreign currency	-	-	-	(388)	(388)
Intercompany/divisional funding distributions	(3,417)	(2,170)	(1,293)	6,880	-
Increase (decrease) in cash for the period	52	829	15,622	921	17,424
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	436	1,662	23,498	20,766	46,362

Aur RESOURCES INC.

5. Share capital and earnings (loss) per share

(a) Issued and outstanding

	2002		2001	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**90,755**	**173,686**	90,730	188,800
Share purchase options exercised	**7**	**11**	-	-
Balance – end of period	**90,762**	**173,697**	90,730	188,800
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
		173,698		188,801
Common share purchase options	**3,695**		4,127	

(b) Earnings per common share

	Three months ended March 31	
	2002	2001
	$	$
(i) Basic		
Numerator:		
Net earnings	**2,639**	1,041
Accretion of equity portion of convertible debt charged to retained earnings net of tax	**(286)**	(275)
Income available to common shareholders	**2,353**	766
Denominator (# 000's):		
Weighted average common shares outstanding	**90,756**	90,730
Basic earnings per share	**$0.03**	$0.01
(ii) Diluted		
Numerator:		
Income available to common shareholders	**2,353**	766
Denominator (# 000's):		
Weighted average common shares outstanding	**90,756**	90,730
Potential issuance of common shares from convertible debt	**12,920**	26,084
Potential issuance of common shares from conversion of Class B shares	**1,300**	-
Potential issuance of common shares from share purchase options	**1,453**	58
	106,429	116,872
Diluted earnings per share	**$0.02**	$0.01

Aur RESOURCES INC.

(c) **Reduction of share capital and contributed surplus**

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

6. **Other expenses (revenues)**

	Three months ended March 31	
	2002	2001
	$	$
Interest on obligation under capital lease	**187**	251
Interest and other income	**(475)**	(1,092)
Interest and financing costs	**377**	293
Foreign exchange	**35**	313
(Gain) loss on sale of marketable securities	**(114)**	131
Other expenses	**148**	44
	158	(60)

7. **Supplementary cash flow information**

	Three months ended March 31	
	2002	2001
	$	$
Receivables	**1,089**	10,639
Inventories and prepaid expenses	**(1,161)**	339
Accounts payable and accrued liabilities	**(3,562)**	(2,732)
	(3,634)	8,246
Other information:		
Interest paid	**1,522**	3,789
Income, resource and capital taxes paid	**328**	68

8. **Fair value of financial instruments**

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at March 31, 2002 was $1,280 (December 31, 2001 - $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at March 31, 2002 was a gain of $150 (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at March 31, 2002 was a gain of $11,405 (December 31, 2001 – gain of $26,060).